June 29, 2007	Exhibit 99.9

Messrs.

MINERA ANDES INC.

MINERA ANDES S.A.

111 East Magnesium Rd., Suite A

Spokane, WA

Attention : Allen Ambrose

Facsimile No. (509) 921-7325

MINERA SANTA CRUZ S.A.

Leandro N. Alem Avenue 712, Suite 5A

Capital Federal, Argentina

Attention: Gonzalo Freyre

Facsimile No. (54-ll) 4315-7900

Dear Sirs:

We refer to the letter agreement dated October 10, 2006 (the “Funding Letter Agreement”) among Hochschild Mining (Argentina) Corporation, formerly known as Lorenzon Limited (“Lorenzon”), Minera Andes Inc.  (“MAI”), MASA and MSC, as amended from time to time.  Terms used herein without separate definition and defined in the Funding Letter Agreement are used herein as there defined.

The Funding Letter Agreement provides for Lorenzon or any affiliate of Lorenzon designated by Lorenzon (collectively, “Hochschild”) to provide funds for a Project Finance Loan to MSC by lending to MSC the Lorenzon/MSC PFL and lending to MAI the Lorenzon/MAI PFL. MAI and Hochschild have agreed that the Project Finance Loan shall be in the amount of US$65,000,000. The Lorenzon/MAI PFL is to be used by MAI to make the MAI/MSC PFL and advanced directly by Hochschild to MSC. The MSC PFLs are to be made on the same terms as the Macquarie Proposal, with such exceptions as are provided for in the Funding Letter Agreement.

As we have informed you, MSC needs, on or before July 6, 2007, US$4,000,000 of debt financing for the Project, and the documentation for the Lorenzon/MSC PFL, the Lorenzon/MAI PFL and the MAI/MSC PFL cannot be completed by the time such funds are required. In order to avoid delay in the construction of the Project, we have agreed as follows:

1.

Hochschild will advance US$4,000,000 to MSC for use solely for purposes of the Project.  Fifty-one percent (51%) of the amount so advanced will be treated as an advance of the Lorenzon/MSC PFL, and forty-nine percent (49%) of the amount so advanced will be treated as an advance of the Lorenzon/MAI PFL and advanced directly to  MSC as an advance of the MAI/MSC PFL.

2.

We will finalize expeditiously the documentation contemplated by the Funding Letter Agreement to reflect the Lorenzon/MSC PFL, the Lorenzon/MAI PFL and the MAI/MSC PFL.  Upon execution and delivery of such documentation and satisfaction or waiver of the conditions to making advances thereunder, fifty-one percent (51%) of the funds advanced hereunder shall constitute an advance under the agreement for the Lorenzon/MSC PFL and forty-nine percent (49%) of the funds advanced hereunder shall constitute advances under the agreements for the Lorenzon/MAI PFL and the MAI/MSC PFL.  If for any reason the aforementioned documents are not executed and delivered and conditions to making advances thereunder are not satisfied or waived by no later than August 31, 2007, then, from September 1, 2007 until execution and delivery of such documents and satisfaction or waiver of such conditions, the advances hereunder shall be deemed to be made on the terms of the respective Bridge Loans and, from September 1, 2007 until such time, shall be governed by the Funding Letter Agreement as such.

3.

MAI hereby grants a security interest in, and pledges to Hochschild, on the terms, mutatis mutandis, of the Pledge and Security Agreement dated November 30, 2006 between MAI and Lorenzon, all of its rights, including any right to payment it may have, in respect of the advance of the MAI/MSC PFL made hereunder, as security for the payment of the advance of the Lorenzon/MAI PFL made hereunder.  In connection with Hochschild’s agreement to make the advances provided for herein, MAI represents to Hochschild that there does not exist, and agrees that it will not create or permit to exist, any lien or encumbrance on any right to payment MAI may have in respect of the funds advanced to MSC hereunder, except (i) the pledge and security interest granted in the preceding sentence and (ii) the encumbrance in favor of Macquarie Bank Limited (“Macquarie”), which encumbrance in favor of Macquarie is and shall remain subordinate in all respects to the rights of Hochschild in relation to the advances hereunder pursuant to (a) section (b) (v) of the consent letter dated November 7, 2006 issued by Macquarie to the Directors of MAI, MASA, and MSC and accepted by MAI, MASA and MSC and (b) the Priority Agreement dated March 1, 2007 among MAI, Macquarie, Lorenzon and Hochschild Mining Holdings Limited. MAI hereby instructs MSC that any payment to it in respect of such advances shall be made directly to Hochschild for application to the advances made hereunder by Hochschild in connection with the Lorenzon/MAI PFL.

  If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Very truly yours,

HOCHSCHILD MINING (ARGENTINA)

CORPORATION

By:         /s/ Ignacio Rosado

Name:  Ignacio Rosado

2

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:      /s /Allen V. Ambrose

Name:

Allen V. Ambrose

Date:

July 5, 2007

MINERA ANDES S.A

By:_____________________

Name:

Date:

MINERA SANTA CRUZ S.A.

By:_____________________

Name:

Date:

3

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:      /s/ Allen V. Ambrose

Name:

Allen V. Ambrose

Date:

July 5, 2007

MINERA ANDES S.A

By:     /s/ Jorge A. Vargas

Name:

Jorge A. Vargas

Date:

30-07-07

MINERA SANTA CRUZ S.A.

By:_____________________

Name:

Date:

3

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:____________________

Name:

Date:

MINERA ANDES S.A

By:_____________________

Name:

Date:

MINERA SANTA CRUZ S.A.

By:     /s/ Gonzalo Freyre

Name: Gonzalo Freyre

Date: June 29, 2007

3